Ellenoff Grossman & Schole, LLP

150 East 42nd Street, 11th Floor

New York, NY 10017

July 17, 2009

Via EDGAR

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

100 F Street, N.W.

Washington, DC 20549

Re:	Alternative Asset Management Acquisition Corp.

Revised Preliminary Proxy Statement on Schedule 14A Filed July 10, 2009

File No. 001-33629

Great American Group, Inc.

Amendment No. 2 to Registration Statement on Form S-4 Filed July 10, 2009

File No. 333-159644

Dear Mr. Owings:

On behalf of Alternative Asset Management Acquisition Corp. (“AAMAC”) and Great American Group, Inc. (the “Company”) this letter is being filed with your office in response to the Staff’s comments in your letter dated July 16, 2009 (the “Comment Letter”) with respect to the amended Preliminary Proxy Statement on Schedule 14A filed by AAMAC, and the Amendment No. 2 to Registration Statement on Form S-4 (“Amendment No. 2”) filed by the Company, in each case, with the Securities and Exchange Commission (“SEC”) on July 10, 2009.

For the Staff’s convenience, we have repeated the Staff’s comments in italics below followed by the Company’s response to aid in your review. In addition, a marked version of Amendment No. 3 to the Registration Statement on Form S-4 (“Amendment No. 3”), is enclosed herewith reflecting all changes from Amendment No. 2. Amendment No. 3 and AAMAC’s amended Preliminary Proxy Statement were transmitted for filing on the date hereof. Capitalized terms used but not defined herein shall have the meaning ascribed to them in Amendment No. 3.

Preliminary Proxy Statement on Schedule 14A

General

1.	We note your responses to comments one and two of our letter dated July 1, 2009 stating that the Warrant Redemption will be effected, that it is a non-waivable condition to the consummation of the Acquisition, that Great American Group, Inc. intends to initiate an exchange offer regarding its outstanding warrants following the Acquisition, and that Great American Group, Inc. intends to file a registration statement relating to the shares of common stock underlying the warrants that will be issued pursuant to the exchange offer. Also, we note your revised disclosure. In each instance throughout your document where you discuss the Warrant Redemption, please clarify the warrantholders’ available options following every scenario you discuss. In this regard, although not an exhaustive list, please revise your filing to address the following:

•

Disclose, if accurate, that concurrently with the Acquisition, all AAMAC warrants will be exchanged for Great American Group, Inc. warrants. Currently, your disclosure on page 12 suggests that AAMAC warrantholders will only receive the right to receive Great American Group, Inc. warrants.

The Company has revised Amendment No. 3 (pages prospectus cover, 2, 5, 20 and 102 and elsewhere) to include the requested disclosure.

•

Clarify the terms of the Great American Group, Inc. warrants that the warrantholders will receive upon consummation of the Acquisition making sure to address whether the warrants are exercisable under any scenario. If not, please disclose.

The Company has revised Amendment No. 3 (pages prospectus cover, 1, 13, 53, 77, 104 and 229) to include the requested disclosure.

•

Clarify, if accurate, that in the event the exchange offer is consummated within 90 days of the Acquisition, such that there is an effective registration statement on file with us for the warrants and the underlying shares of those warrants, the warrantholders will have the option up to 90 days after the Acquisition to either have their existing warrants redeemed at $0.50 per warrant or exchange their warrants on a one for one basis for warrants exchangeable into the common stock of Great American Group, Inc.

The Company has revised Amendment No. 3 (pages prospectus cover, 2, 13, 17, 77, 83, 103, 132 and 229) to include the requested disclosure. Terms of the Company warrants to be offered pursuant to the exchange offer have yet to be determined and consequently, the Company cannot disclose what the exchange ratio for such warrants would be.

•

Discuss the warrantholders’ options in the event that Great American Group, Inc. does not commence an exchange offer within 90 days of the consummation of the Acquisition, such that an effective registration statement for the warrants and the underlying shares of those warrants is not on file with us. It is our understanding that in this scenario, within 90 days of the Acquisition all outstanding warrants would be redeemed at $0.50 per warrants. If not accurate, please revise or advise.

The Company has revised Amendment No. 3 (pages prospectus cover, 2, 13, 17, 83, 103, 132, and 229) to include the requested disclosure. The Staff’s understanding is accurate.

•

Discuss the potential dilutive effects on the common shares of Great American Group, Inc. in the event that the exchange offer is consummated and all of warrantholders elect to exchange their warrants for common shares of Great American Group, Inc. In this regard, we understand your disclosure to state that the Great American Group, Inc. warrants will be exercisable at a price that exceeds the greater of $7.50 or the trading price of Great American Group, Inc.’s common stock on the date that the exchange offer commences. Assume, for purposes of this disclosure, that the stock price is such that the warrants are exercisable.

The Company has revised Amendment No. 3 (pages prospectus cover, 2, 13, 17, 30, 53, 77, 83, 103, 132, and 229) to include the requested disclosure.

Risk Factors

2.	Please advise the first full risk factor on page 58 titled, “AAMAC plans to redeem all of its warrants prior to their exercisability, which may limit the value of the warrants,” to reflect the material risks of the redemption, exchange offer, and all other aspects of your contemplated transaction to you, your warrantholders, and your shareholders, as applicable.

The Company has replaced the referenced risk factor in Amendment No. 3 (page 53) with a risk factor titled “If the Acquisition and the Warrant Redemption are approved, warrantholders may be subject...” including disclosure relating to the material risks as requested. The Company respectfully calls the Staff’s attention to the risk factor titled “The Company’s working capital will be reduced. . .” relating to additional risks presented by the Warrant Redemption Proposal to the Company and its stockholders (page 54).

Background of the Acquisition, page 89.

3.	We note your response to comment five of our letter dated July 1, 2009. In your response letter to us, please confirm for us that you have disclosed all the material circumstances surrounding the Termination Agreement with Halcyon Asset Management, LLC and that further discussion of the circumstances regarding the termination of the Halcyon agreement and related facts is not material.

The Company confirms that it has disclosed all the material circumstances surrounding the Termination Agreement with Halcyon Asset Management, LLC and that further discussion of the circumstances regarding the termination of the Halcyon agreement and related facts is not material.

4.	We note your response to comment six of our letter dated July 1, 2009 and reissue our comment in part. Please discuss the reasons that you increased the fees payable by Great American Group, LLC to B. Riley & Co. by an amount equal to the finder’s fee payable to John Ahn under his Finder’s Agreement. We understand your reasons for termination the Finder’s Agreement, but it is unclear why Great American Group, LLC elected to compensate Mr. Ahn for services it did not receive.

The Company has revised Amendment No. 3 (page 87) to include the requested disclosure.

AAMAC’s Board of Directors’ Reasons for the Approval of the Acquisition, page 93

5.	Please revise your discussion on pages 93 and 94, and throughout your filing including your risk factors, as appropriate, to address the consideration your board gave in deciding to not obtain an updated fairness opinion in connection with the change in terms of the Acquisition.

The Company has revised Amendment No. 3 (pages 24, 61,88,89 and 91) to include the requested disclosure.

Opinion of Financo, Inc., Financial Advisor to AAMAC, page 95

6.	We note that you have amended your filing to state that Financo’s fairness opinion only applies to the Original Purchase Agreement. Please further revise your disclosure to clearly and prominently state that Financo has not updated its fairness opinion to reflect the current terms of the Acquisition.

The Company has revised Amendment No. 3 (pages 24, 61,88,89 and 91) to include the requested disclosure.

Unaudited Pro Forma Condensed Combined Financial Data, page 127

7.	We note your response to comment 11 of our letter dated July 1, 2009. You have indicated in your response that upon closing of the Acquisition, holders of AAMAC common stock are estimated to have voting interest of 83.23% assuming minimum conversion and a voting interest of 77.86% assuming maximum conversion. On page 125 and elsewhere in your document, you disclose ownership percentages of 82.07% assuming minimum conversion and 76.76% assuming maximum conversion. To facilitate a reader’s understanding of the transaction and related accounting treatment, please provide a tabular share and ownership presentation to disclose the voting interests you estimate upon closing of the transaction.

The Company acknowledges the Staff’s comment and advises the Staff that the percentages disclosed on pages 54, 80, 97 and 214 of Amendment No. 3 (i.e., 76.76% and 82.07%) are based on ownership of Company common stock by existing AAMAC stockholders on a fully diluted basis upon consummation of the Acquisition. These percentages are different from those disclosed on page 122 of Amendment No. 3 (i.e., 77.86% and 83.23%), as such percentages represent the voting interests to be held by the existing AAMAC stockholders upon consummation of the Acquisition. The difference between these percentages is attributable to the fact that the following items are included in the ownership percentages but excluded from the voting interest percentages: (i) 1,440,000 shares of Company common stock issuable to the Phantom Equityholders upon the satisfaction of certain vesting requirements and (ii) 2,500,000 shares of Company common stock to be owned by the AAMAC founders upon consummation of the Acquisition which, pursuant to the terms of the Purchase Agreement and the escrow agreement, the AAMAC founders are not permitted to vote until such shares are released from escrow upon Great American's achievement of certain Adjusted EBITDA targets in 2009, 2010 and 2011.

The Company has revised Amendment No. 3 (page 122) to include tabular disclosure of the voting interests of the Company expected to be held by the various stockholder groups upon consummation of the Acquisition. For ease of reference, the table below sets forth the calculations of the ownership percentages appearing on page 122 of Amendment No. 3 (i.e., 76.76% and 82.07%):

Shareholders	Assuming Minimum Conversion		%	Assuming Maximum Conversion		%
	Number of Shares
AAMAC Public and AAMAC founders shares at closing with voting rights	52,422,000			37,145,401

AAMAC founder shares held in escrow and counted as issued with no voting rights until released	2,500,000	(a)		2,500,000	(a)

Subtotal - AAMAC Public and AAMAC founders issued for ownership calculations	54,922,000		82.07%	39,645,401		76.76%

Shares issued as purchase consideration to Great American members	10,560,000			10,560,000
Shares to be issued to Phantom Equityholders in the future subject to vesting provisions	1,440,000	(b)		1,440,000	(b)

Subtotal - Great American members and Great American Phantom Equityholders	12,000,000		17.93%	12,000,000		23.24%

Total Estimated ownership shares	66,922,000		100.00%	51,645,401		100.00%

(a)	Includes 2,500,000 shares held by the AAMAC founders which will be held in escrow and have no voting rights until released upon Great American’s achievement of certain Adjusted EBITDA targets in 2009, 2010 and 2011 in accordance with the Purchase Agreement.
(b)	Includes 1,440,000 shares issuable to the Phantom Equityholders as part of closing consideration (12% of total 12,000,000 shares) that vest over 4 years. These shares will be issued upon vesting and will not have voting rights until issued.

8.

We note your responses to comments 10 through 13 of our letter dated July 1, 2009. You have included two pro forma presentations which appear to be based on the same results and relative voting interests occurring from the transaction reflecting two different accounting treatments. It is not clear why you have included an alternative presentation reflecting a reverse merger recapitalization of Great American. You stated in your response you have concluded the transaction should be accounted for as an acquisition of Great American in accordance with SFAS 141R using the purchase method of accounting based on the range of expected voting interests of 77.86% to 83.23%. Please revise to delete the alternative presentation reflecting a reverse merger recapitalization or revise to disclose what different results may reasonably likely occur from the transaction that would cause the transition to be accounted for as a reverse merger. If the primary difference is the actual relative voting interest that could result from the transaction, you should disclose the different range of expected voting interests and a description of the assumptions whereby AAMAC’s relative voting interests would be less than that depicted under your pro forma presentation assuming the acquisition of Great American pursuant to SFAS 141R. We may have further comment.

The Company acknowledges the Staff’s comment and advises the Staff that, based upon the Company’s estimates of the voting interests of the various stockholder groups upon consummation of the Acquisition (assuming no holders of Public Shares exercise conversion rights and assuming that the holders of the maximum allowable number of Public Shares exercise conversion rights), the Company has concluded that the Acquisition should be accounted for as an acquisition of Great American in accordance with SFAS 141R using the purchase method of accounting. Accordingly, in order to eliminate any confusion regarding the anticipated accounting treatment of the transaction which could result from the presentation of two sets of pro forma financial statements, the pro forma financial statements reflecting a reverse merger have been eliminated in Amendment No. 3.

Based on the current facts and terms of the Acquisition, the Company expects the voting interests of the existing AAMAC stockholders upon consummation of the Acquisition to fall between 77.86% (assuming maximum conversion) and 83.23% (assuming minimum conversion). A table setting forth the calculations of these voting interest percentages is included on page 122 of Amendment No. 3.

Great American Group, LLC and Subsidiaries, page F-32

(9)	Revolving Credit Facilities, page F-52

9.	In the last two sentences on page F-53, you disclose you had received waivers from you lenders to June 30, 2009. Please update and expand your disclosure to indicate the nature of any existing violations. Refer to Rule 4-08(c) of Regulation S-X.

Great American’s consolidated financial statements have been revised in Amendment No. 3 (page F-53) to include the outstanding obligations subject to default both at December 31, 2008 and March 31, 2009, as required by Rule 4-08(c) of Regulation S-X. The Staff is advised that Great American is not currently in default under any of its credit agreements.

Amendment No. 2 to Registration Statement on Form S-4

10.	Please address the above comments regarding Alternative Asset Management Acquisition Corp.’s revised preliminary proxy statement on Schedule 14A to the extent they are applicable to your amended registration statement on Form 5-4.

The above comments have been addressed in both AAMAC’s revised preliminary proxy statement on Schedule 14A and Amendment No. 3 to the extent they are applicable.

Please direct any questions or further communications relating to the above to Douglas S. Ellenoff or Stuart Neuhauser at (212) 370-1300. Thank you for your attention to this matter.

Very truly yours,

/s/ Ellenoff Grossman & Schole LLP

cc:	Paul, Hastings, Janofsky & Walker LLP

Graubard Miller